FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of March, 2004

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                          Form 20-F X Form 40-F _____

 (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                    1934. )
                                 Yes ____No X

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC


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This Form 6-K consists of:

         A notice of 2003 annual general meeting, made on March 25, 2004, in English by Huaneng Power International Inc.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                          HUANENG POWER INTERNATIONAL, INC.

                          By  /s/ Wang Xiaosong


                          Name:    Wang Xiaosong
                          Title:   Vice Chairman


Date:     March 25, 2004

                                                                Exhibit 99.1


                           OMITTED][GRAPHIC OMITTED]
           (A Sino-foreign joint stock limited company incorporated
                      in the People's Republic of China)

                     NOTICE OF 2003 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2003 Annual General Meeting of Huaneng Power International, Inc. (the "Company") will be held at 9:00 a.m. on Tuesday, 11th May, 2004 at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, the People's Republic of China for the conduct of approving the following resolutions:

Ordinary Resolutions:

1. To consider and approve the working report from the Board of Directors of the Company for year 2003.

2. To consider and approve the working report from the Supervisory Committee of the Company for year 2003.

3. To consider and approve the audited financial statements of the Company for year 2003.

4. To consider and approve the proposal regarding the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Co. Ltd as the PRC auditors of the Company and PricewaterhouseCoopers as the Company's international auditors for 2004 with a total remuneration of US$1.58 million.

5. To consider and approve the proposal regarding the adjustment of the remuneration of independent directors. (Note 1)

Special Resolutions:


6. To consider and approve the profit distribution plan of the Company for year 2003. (Note 2)

7. To consider and approve the proposal regarding issue of new shares by conversion of the additional paid-in capital and the surplus reserve fund. (Note 3)

8. To consider and approve the proposed amendments to the Articles of Association. (Note 4)

                                                          By Order of the Board
                                                                Huang Long
                                                             Company Secretary

Beijing, the PRC
26th March, 2004

Notes:

1.    (i)      During the term of service, the Company shall pay to each
               independent director an annual allowance of Rmb60,000 (tax exclusive) by two instalments.

      (ii) The Company shall reimburse to the independent directors all their expenses (including travelling expenses and administrative expenses) reasonably incurred by them for the purpose of attending the meetings of board of directors and shareholders meetings and performing their duties as required by the relevant laws and under the Company's articles of association.

      (iii) Save and except for the above, the Company shall not provide any other benefits to the independent directors.

2. Having been audited by PricewaterhouseCoopers Zhong Tian CPAs Co. Ltd. and PricewaterhouseCoopers, the Company's net profit under the PRC GAAP, International Financial Reporting Standards and US GAAP were Rmb5,457,142,551, Rmb5,430,407,607 and Rmb5,470,041,000 respectively.
      10% and 7.5% of the net profit for year 2003 of the Company under the PRC GAAP (Rmb5,457,142,551) should be appropriated to the statutory surplus reserve fund and the statutory public welfare fund respectively, amounting to a total of Rmb954,999,946. No appropriation will be made to discretionary surplus reserve fund. According to the articles of association of the Company, dividends for distribution by the Company will be based on the lowest of the amounts determined in accordance with the aforesaid standards. The amount of the profit attributable to shareholders was Rmb4,475,407,661. As at 31st December, 2003, the accumulated profit attributable to shareholders was Rmb10,967,358,000. The distribution of profit for year 2003 by the Company should be based on the total issued share capital of 6,027,671,200 shares of the Company, and the Company would make a distribution of cash dividends to all shareholders on the basis of Rmb5 (including tax) together with five bonus shares for each 10 shares of the Company. It is estimated that the total amount of dividends and bonus shares to be paid from the profit attributable to shareholders as at 31st December, 2003 would be Rmb6,027,671,200. The remaining Rmb4,939,686,800 would be reserved for future distribution.

3. As at 31st December, 2003, the Company's additional paid-in capital and surplus reserve fund under the PRC GAAP were Rmb10,403,229,361 and 4,374,668,188 respectively. On the basis that the Company's total issued share capital being 6,027,671,200 shares as at the year end of 2003, the Company will issue additional new shares on the basis of five new shares for every 10 existing ordinary shares to its shareholders by conversion of reserve fund (three of which from additional paid-in capital and two from surplus reserve fund).

4. Details will be set out in a circular of the Company to be issued before the end of March 2004 and are also available for inspection on the website of the Shanghai Stock Exchange (http://www.sse.com.cn).

5.    Eligibility for attending the Annual General Meeting
      Holders of the Company's H Shares whose names appear on the HK$ Dividend H Shares Register and/or the US$ Dividend H Shares Register maintained by Hong Kong Registrars Limited and holders of the Company's Domestic Shares whose names appear on the Domestic Shares Register maintained by the Company at the close of business on 16th April, 2003 are eligible to attend the Annual General Meeting and are entitled to receive cash dividends, bonus shares and new shares issued pursuant to the capital conversion plan.

6.    Proxy

      (i) A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

      (ii) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

      (iii) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to Computershare Hong Kong Investor Services Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting.

      (iv) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

7. Registration procedures for attending the Annual General Meeting

      (i) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

      (ii) Holders of H Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to the Company on or before 20th April, 2004.

      (iii) Shareholders may send the reply slip to the Company in person, by post or by fax.

      8. Closure of H Share Register of MembersThe H share register of members of the Company will be closed from 11th April, 2004 to 10th May, 2004 (both days inclusive).

      Due to Hong Kong public holidays the last trading day before the closure of H Share Register is 8th April, 2004.

9.    Other Businesses

      (i) The Annual General Meeting will last for half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

      (ii) The address of the Share Registrar for H Shares of the Company, Computershare Hong Kong Investor Services Limited, is at:

            1901-5
            19/F., Hopewell Centre
            183 Queen's Road East
            Hong Kong

      (iii) The registered address of the Company is at:

            West Wing,
            Building C,
            Tianyin Mansion,
            2C Fuxingmennan Street,
            Xicheng District,
            Beijing 100031,
            The People's Republic of China

            Telephone No.:   (+86)-10-66491999
            Facsimile No.:   (+86)-10-66491888